January 29, 2009
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Santander BanCorp (the “Corporation”) Draft Amendment to Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the period ended September 30, 2008 File No. 001-15849
Dear Mr. Clampitt:
On behalf of the Corporation, this is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the Corporation’s quarterly report on Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”) contained in your letter dated December 15, 2008 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth below, indicated in bold, followed by the Corporation’s responses.
Form 10-Q for the period ended September 30, 2008
Management’s Discussion and Analysis — Use of Non-GAAP Financial Measures, page 46
1.	We note your presentation of the non-GAAP financial measure “Net Earnings (Loss).” Please address the following:
a.	We note you have excluded certain non-recurring items in your calculation of “Net Earnings (Loss).” Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please tell us how you evaluated the nature of these items with respect to the guidance in Item 10(e) of Regulation S-K. Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

b.	For each of the adjustments, clearly identify how you determined they were in fact non-recurring in nature. For instance, the adjustment for changes in Santander Group’s sponsorship of certain compensation expenses appears to be recurring in nature. Further, the line items for “Gain realized on settlement by counterparty of investment securities pledged under agreement to repurchase, net of tax” and “Provision for claim receivable, net of tax” both

U.S. Securities and Exchange Commission
January 29, 2009

appear to represent gains and losses on investment securities which would not be appropriately characterized as non-recurring.
c.	Please tell us how you determined that your non-GAAP presentation of “EPS”, “ROA”, “ROE” and “Efficiency Ratio” is not prohibited by Regulation 10(e). Specifically tell us how you consider[ed] the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination. Tell us and expand your disclosures to explain how these measures are used by management and in what way they provide meaningful information to investors in spite of the fact that the adjustments ultimately do accrue to shareholders.
Response:
After considering the Staff’s comments and the guidance cited in the Comment Letter, the Corporation confirms that it will exclude the referenced non-GAAP financial measures from its future filings.
2.	If you are able to support that your non-GAAP measures are not prohibited, please revise your future filings to include the following:
a.	Present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principle (GAAP). Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

b.	Present a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response:
After considering the Staff’s comments and the guidance cited in the Comment Letter, the Corporation confirms that, whenever non-GAAP financial measures are presented in future filings, it will comply with Item 10(e) of Regulation S-K and the guidance in the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
3.	In addition, referring to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, please revise future filings to include:
a.	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

b.	The economic substance behind management’s decision to use such a measure;

c.	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

U.S. Securities and Exchange Commission
January 29, 2009

d.	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

e.	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.
Response:
After considering the Staff’s comments and the guidance cited in the Comment Letter, the Corporation confirms that, whenever non-GAAP financial measures are presented in future filings, it will comply with Item 10(e) of Regulation S-K and the guidance in the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
* * * * *
In connection to our response to the comments from the Staff, the Corporation and each filing person acknowledges that:
•	the Corporation or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Corporation or filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on these responses or need additional clarification please do not hesitate to contact me at (787) 777-4436.

Sincerely,
/s/ María Calero
María Calero
Senior Executive Vice President and Chief Compliance Officer Santander BanCorp

c:	Mr. Juan Moreno Blanco, Santander BanCorp Mr. Roberto Jara, Santander BanCorp Rafael S. Bonilla, Esq., Santander BanCorp